National Health Partners, Inc.
                          120 Gibraltar Road, Suite 107
                                Horsham, PA 19044

                                February 28, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: James Lopez, Legal Branch Chief
           Edwin Kim, Esq.

Re: National Health Partners, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 31, 2011
    File No. 000-51731

Dear Madam or Sir:

     This letter is in response to your letter to me of February 1, 2012, regarding the above referenced matter ("Comment Letter"). Our responses to the Staff's comments follow.

GENERAL

1. WE NOTE YOUR RESPONSES TO COMMENT 6 OF OUR LETTER DATED AUGUST 12, 2011 AND COMMENT 2 OF OUR LETTER DATED OCTOBER 5, 2011. PLEASE CONFIRM THAT IN FUTURE FILINGS YOU WILL ADDRESS THE MATERIAL RISKS RELATED TO WHAT APPEARS TO BE NONCOMPLIANCE WITH YOUR ARTICLES OF INCORPORATION, BYLAWS AND INDIANA STATE LAWS APPLICABLE TO HOLDING ANNUAL MEETINGS OF SHAREHOLDERS AND THE ELECTION OF DIRECTORS. PLEASE PROVIDE US DRAFT LANGUAGE IN A RESPONSE LETTER.

Response:

     Our articles of incorporation do not address shareholder meetings. Article I, Section 1 of our Amended and Restated Bylaws states that "An annual meeting of the shareholders of National Health Partners, Inc. shall be held for the election of directors and for the transaction of such other proper business at such time, date and place, either within or without the State of Indiana, as shall be designated by resolution of the Board of Directors from time to time."

     The Indiana Business Corporation Act (Indiana Code 23-1-29) provides a procedure whereby one of our shareholders could make application to the circuit or superior court in Marion County, Indiana (the county where our registered office is located) to have the court order a meeting of shareholders.

     We will include in our future filings on Form 10-K the following language:

     Proposed Risk Factor for National Health Partners, Inc.

     "WE HAVE NOT HELD AN ANNUAL MEETING OF SHAREHOLDERS FOR SEVERAL YEARS EVEN THOUGH INDIANA CORPORATION LAW REQUIRES US TO HOLD AN ANNUAL MEETING EVERY YEAR. OUR FAILURE TO HOLD ANNUAL MEETINGS COULD RESULT IN A COURT-ORDERED ANNUAL MEETING THAT COULD RESULT IN A CHANGE IN CONTROL OF OUR COMPANY IN THE EVENT OUR CURRENT BOARD OF DIRECTORS WAS NOT RE-ELECTED.

     We were incorporated under the laws of the State of Indiana. Indiana Code 23-1-29-1 provides that an Indiana corporation shall hold a meeting of the shareholders annually. We have not held a meeting of shareholders for several years

     Indiana Code 23-1-29-3 provides a procedure for a court-ordered meeting of shareholders by stating that the circuit or superior court of the county where our registered office is located may order a meeting to be held and may fix the time and place of the meeting, which shall be conducted in accordance with our articles of incorporation or bylaws: (1) on application of any shareholder of the corporation entitled to participate in an annual meeting, if an annual meeting has not been held within the earlier of six (6) months after the end of the corporation's fiscal year or fifteen (15) months after our last annual meeting.

     Therefore, since all of our shareholders would be entitled to vote at an annual meeting, any one of our shareholders could make application with a circuit or superior court in Marion County, Indiana (the county in which our registered office is located) to force us to call a meeting of the shareholders. The result of such a meeting could be that our current directors could be replaced by new directors, thereby resulting in a change of control of our company."

We acknowledge that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in these filings;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission from taking any action with respect to the filings; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                           Email: wiselaw@verizon.net

National Health Partners, Inc.



By: /s/ David M. Daniels
   --------------------------------
   David M. Daniels
   Chief Executive Officer